

KRONES

		Jan.–June 2007	Jan.–June 2006	Change
Sales	€ m	1,053.9	920.4	14.5%
Earnings after taxes	€ m	47.6	38.1	24.9%
Order bookings, cumulative	€ m	1,109.5	941.9	17.8%
Order backlog on 30 June	€ m	802.3	712.1	12.7%
Investments	€ m	37.6	36.2	3.9%
Employees on 30 June				
Worldwide		9,292	8,988	3.4%
Germany		7,617	7,370	3.4%
Earnings per share *	€	4.47	3.57	25.2%
EBT	€ m	75.7	60.2	25.7%
Gross cash flow	€ m	69.8	62.3	12.0%

* [illegible]

Dear shareholders and friends of the company,

Investors and analysts often ask us what the underlying »narrative« is when it comes to KRONES. Our answer is a simple one: KRONES is operating in an exceptionally stable, fast-growing sector, and has for many years now been achieving continual rises in both sales and profits. In the first half of 2007, too, we were once again highly successful. At € 1,053.9 m, sales were 14.5% up on the preceding year's figure, while earnings before taxes (EBT) climbed by 25.7% to reach € 75.7 m. In the months of April to June alone, we achieved EBT of € 39.6 m, more than in any previous single quarter.

In view of the earnings level meanwhile achieved, perhaps the occasional concern may surface that we cannot keep increasing our sales and profits into perpetuity. Admittedly, we are not magicians, but KRONES still has plenty of scope for expansion. The established markets are growing steadily. In the up-and-coming regions like Russia, South America and China, breweries and bottling plants will continue in the future to invest above-average sums in upsizing their production capacities, in order to meet the high level of demand.

To satisfy our existing clients, and to gain new ones, we shall continue to develop innovative, resource-economical machines and lines. Moreover, we shall be expanding our product range and thus reinforcing our front-ranking status as a provider of holistically conceived job packages. And when we succeed, that will be yet another chapter in our ongoing corporate narrative.





Volker Kronseder
Executive Board Chairman

Hans-Jürgen Thaus
Deputy Executive Board Chairman

The macro-economic environment

Global economy still expanding

The vigorous upturn in the global economy continued through the first half of 2007. Economists predict that the business cycle will remain set fair for expansion even beyond the end of the ongoing year. For 2007 as a whole, the International Monetary Fund expects worldwide growth of 4.9%.

On a regional breakdown, the economies in the eurozone and in Japan are predicted to grow more vigorously than in the United States. In the emerging nations like China, India and Russia, the pace of expansion continues high. For China, the pundits at the Institute for Global Economics are forecasting a growth rate of more than 10%.

The cyclical upturn in Germany continued. The economy coped better than expected with the increase in value-added tax at the beginning of this year: in April, the federal government upped its growth prognosis for 2007 from 1.7% to 2.3%. The five leading German economic research institutes continue to predict a growth in GDP of 2.4% for 2007.

The ifo business climate index slipped from 108.6 to 107.0 in June, though economists do not see this as auguring any slowdown in the economy. The index is still at a high level, and indicates a continuingly buoyant phase in the business cycle.

Auspicious times for machinery manufacturers

The VDMA has upped its growth forecast for production output in 2007 from 4% to 9%.

Germany's mechanical engineering sector is booming. Both orders from abroad and domestic demand were significantly up on the preceding year's level during the first few months of 2007. Thereupon the Confederation of German Machinery and Plant Manufacturers (VDMA) revised their growth forecast for production output in 2007 from 4% to 9%, reflecting an increased dynamism for the upturn now progressing well into its fourth year. The most recent previous growth phase of similar intensity was back in 1967 to 1970.

Sales

Sales 14.5% up on the preceding year's level

The general economic growth worldwide, coupled with the cyclical upturn in our chosen sector, boosted KRONES' performance in the first half of 2007. Our sales increased by 14.5% on the previous year's figure, to reach € 1,053.9 m.

KRONES' sales rose substantially once again in the first half of 2007.

In boom regions like China and Russia, we achieved significantly higher revenues. Business in South America continued to develop gratifyingly. Turnover in Germany, too, which in the period under review accounted for 19.5% (preceding year: 15.8%) of total revenues, was up on the previous year. In the USA and Western Europe, sales roughly maintained the preceding year's exceptionally high level during the first six months of 2007.

The trend for beverages to be bottled increasingly in plastic containers (PET) continued unbroken during the period under review. KRONES was swift to put the requisite corporate capabilities in place and is the world's market leader for PET lines.

KRONES' consolidated sales Jan.–June in € m


2003
717.5
2004
770.4
2005
820.7
2006
920.4
2007

until 2003: HGB, from 2004: IFRS

Revenues up substantially in the year's second quarter

In the months of April to June 2007, KRONES' growth accelerated: sales, at € 548.9 m, were 17.1% up on the preceding year's equivalent figure.

KRONES' consolidated sales 2nd quarter in € m


2003
350.5
2004
387.0
2005
416.2
2006
468.8
2007

until 2003: HGB, from 2004: IFRS

Order bookings and backlog

Substantial growth in order bookings

Demand continued high for machines and lines from KRONES during the first half of 2007. At € 1,109.5 m, order bookings increased by 17.8% on a like-for-like basis.

Major orders from Germany and abroad produced a significant rise in order bookings.

Significant orders came from Altmühltaler Mineralbrunnen AG for building a complete bottling plant, a job worth more than € 80 m, and from Japan to supply a line for aseptic bottling of milk-based mixed beverages in PET containers. This is the first order for an aseptic line that KRONES has ever received from Japan. From Vietnam, too, from the African region and from Scandinavia, major orders were received in the months of April to June.

Order bookings at the KRONES GROUP Jan.–June in € m


2003
663.9
2004
784.9
2005
837.9
2006
941.9
2007

until 2003: HGB, from 2004: IFRS

In the second quarter of 2007, order bookings improved on a like-for-like basis by 21.8% to reach € 552.4 m.

Order bookings at the KRONES GROUP 2nd quarter in € m


2003
287.9
2004
379.2
2005
396.4
2006
453.4
2007

until 2003: HGB, from 2004: IFRS

Order backlog of more than € 800 m is a solid foundation for corporate planning

On 30 June 2007, orders on hand at KRONES totalled € 802.3 m, 12.7% up on the preceding year's figure. Over recent months, we have upgraded the efficiency of our production processes, and thus cut the throughput times involved. Nonetheless, our order backlog has reached a record level, reflecting buoyant demand from our clients. Compared to the end of 2006, the order book was fuller by € 55.6 m.

On 30 June 2007, KRONES possessed a reassuring order backlog worth more than € 800 m.

Order backlog at the KRONES GROUP as per 30 June in € m


2003
560.3
2004
629.2
2005
666.3
2006
712.1
2007

until 2003: HGB, from 2004: IFRS

The high order backlog provides a more solid foundation for our corporate planning, and enables us to attach higher priority to profitability in the orders we accept.

More employees at KRONES

As per 30 June 2007, the KRONES GROUP was employing 9,292 people worldwide (30 June 2006: 8,988), 7,617 of them in Germany. Compared to the end of 2006, the KRONES payroll had increased by 127 people as per 30 June 2007.

KRONES upsized its payroll during the year's first half.

KRONES' employees worldwide on 30 June


2003
8,680
2004
8,724
2005
8,955
2006
8,988
2007

Opportunity and risk report

A detailed presentation of the company's risks and a description of our risk management system can be found in the management report of the consolidated financial statements for 2006, on P. 80 ff. No major changes emerged during the period under review to the company's significant opportunities and risks for the second half of 2007 compared to the remarks provided. There are currently no risks discernible that might endanger the survival of the KRONES GROUP.

Report on the group's earnings, financial and asset situation

Earnings structure of the KRONES GROUP in € m

IFRS	2007	2006	Change
	6 months	6 months	
Sales revenues	**1,053.9**	**920.4**	**14.5%**
Change in inventories FP/UFP	43.7	13.9	
Material expenses	574.2	-460.0	24.8%
Personnel expenses	300.5	-283.4	6.0%
Balance from other operating income/expenditure and own work capitalised	127.8	-107.2	18.5%
EBITDA	**95.9**	**83.7**	**14.6%**
Depreciation on fixed assets	22.2	-24.2	-8.3%
EBIT	**73.7**	**59.5**	**23.9%**
Financial result	2.0	0.7	
EBT	**75.7**	**60.2**	**25.7%**
Taxes on income	28.1	-22.1	27.1%
Net income for the year	**47.6**	**38.1**	**24.9%**

The high prices for steel entailed an overproportional rise in material expenses during the year's first half.

By far the largest item of expenditure in KRONES' profit and loss account is the material expenses, which compared to the preceding year increased by 24.8% in the year's first half, thus rising more steeply than sales. The material expenses ratio, referenced to the total performance, thus climbed from 49.2% to 52.3%, an increase crucially attributable to rising prices for stainless steel and more particularly for alloy surcharges like nickel, where prices reached a new record high in the year's second quarter. The figure for material expenses also includes outsourced human resources (around 700 temporary staff).

With a 6.0% rise, personnel expenses increased less steeply than sales, to reach € 300.5 m. The personnel expenses ratio fell from 30.4% to 27.4%, an improvement over the year 2006 as a whole, where it was still at 28.8%. The lower personnel expenses ratio reflects the beneficial effects of the employment pact concluded in 2005.

The negative balance from the other operating income and expenditure, plus own work capitalised, rose by 18.5% to € 127 m, but in relation to the total performance remained almost unchanged at 11.6% (preceding year's period: 11.5%).

Earnings up substantially

KRONES' earnings performance continued to improve during the first half of 2007. Earnings before taxes were up by 25.7% compared to the first six months of 2006, at € 75.7 m. The return on sales before taxes (EBT margin) reached 7.2% (preceding year's period: 6.5%), exceeding our original target of 7%.

The margin was boosted by an improved pricing quality, reflecting the sector's overall cyclical boom. Moreover, our internal initiatives for upgrading productivity contributed towards a margin significantly improved on the previous year's figure.

EBT at the KRONES GROUP Jan.–June € m


2003
54.4
2004
59.3
2005
53.5
2006
60.2
2007
75.7

until 2003: HGB, from 2004: IFRS

At € 39.6 m, earnings before taxes were up on the preceding year's level by 33.3% in the second quarter of 2007. The EBT margin reached 7.2%, compared to a mere 6.3% in the preceding year's equivalent period.

At € 39.6 m, pretax earnings in the year's second quarter were a new record high.

EBT at the KRONES GROUP 2nd quarter in € m


2003
25.9
2004
31.8
2005
24.2
2006
29.7
2007
39.6

until 2003: HGB, from 2004: IFRS

Profits after taxes improved during the year's first half by 24.9% to reach € 47.6 m (preceding year: € 38.1 m). On a quarterly comparison, the figure increased to € 24.7 m in the year's second quarter, following € 19.0 m in the equivalent period of 2006. This corresponds to a rise of 30%.

Earnings after taxes at the KRONES GROUP Jan.–June in € m


2003
34.4
2004
35.5
2005
36.2
2006
38.1
2007
47.6

until 2003: HGB, from 2004: IFRS

Earnings after taxes in the KRONES GROUP 2nd quarter in € m


2003
18.5
2004
18.7
2005
18.8
2006
19.0
2007
24.7

until 2003: HGB, from 2004: IFRS

In the first half of 2007, KRONES improved its earnings per share by 25.2% over the preceding year.

With reference to the number of shares, unchanged during the period under review at 10,531,024, earnings per share in the first half of 2007 were € 4.47 (preceding year: € 3.57) and in the year's second quarter € 2.31 (preceding year: € 1.79).

Earnings per share, KRONES GROUP Jan.–June in €


2003
3.27
2004
3.37
2005
3.47
2006
3.57
2007
4.47

until 2003: HGB, from 2004: IFRS

Earnings per share at the KRONES GROUP 2nd quarter in €


2003
1.76
2004
1.80
2005
1.77
2006
1.79
2007

until 2003: HGB, from 2004: IFRS

Flow-of-funds analysis

Financial structure of the KRONES GROUP in € m

IFRS	2007	2006	Change
	6 months	6 months	€ m
EBT	75.7	**60.2**	**15.5**
Change in funds from ongoing business activity	-17.9	-42.8	24.9
Change in funds from investment activity	-36.7	-37.2	-0.5
Free cash flow	-54.6	**-80.0**	**25.4**
Change in funds from financing activity	50.1	37.0	13.1
Change in funds	4.5	-43.0	38.5
Exchange-rate-entailed change in funds	0.6	1.4	-0.8
Funds at the beginning of the reporting period	57.7	56.5	1.2
Funds at the end of the reporting period	53.8	**14.9**	**38.9**

Compared to the first half of 2006, in the months of January to June 2007 KRONES achieved an operative cash flow 24.9 million euros higher. It was negative, minus € 17.9 m, due primarily to the build-up of working capital. Inventories, in particular, were at a higher level, but this is important in order to assure punctual deliveries even in a time of high order bookings and order backlog. With appropriate measures, such as a further improved receivables management system, we aim to optimise our receivables situation. Initial successes are already discernible here, with receivables rising at a lower rate than actual sales.

Operative cash flow at the KRONES GROUP Jan.–June in € m


2004
-20.6
2005
-26.9
2006
-42.8
2007

In the first half of 2007, we invested a little more (€ 37.6 m) in tangible and intangible assets than in the previous year's equivalent period (€ 36.2 m). By far the major proportion of this, at € 30,1 m, was channelled into tangible assets, particularly construction of the Technology Centre in Neutraubling and the purchase of new machines for our manufacturing operations.

Investment at the KRONES GROUP Jan.–June in € m


2003
24.3
2004
13.5
2005
30.1
2006
36.2
2007

until 2003: HGB, from 2004: IFRS

The free cash flow was minus € 54.6 m in the first half of 2007, compared to minus € 80.0 m in the preceding year, an improvement of 31.8%.

Funds on hand at the KRONES GROUP Jan.–June in € m


2003
55.3
2004
4.7
2005
5.0
2006
14.9
2007

until 2003: HGB, from 2004: IFRS

Both the shareholders and the staff of KRONES benefit from our corporate success.

In June, KRONES paid its shareholders € 16.8 m in dividends. In the year's second quarter, moreover, the bonuses for our staff became due. For short-term financing, we have taken advantage of the low interest rates available at present, and incurred bank debts amounting to € 67.1 m.

Factoring in changes attributable to exchange rates, the funds on hand as per 30 June 2007 came to € 53.8 m, € 38.9 m higher than on the preceding year's equivalent date.

Balance sheet structure

Assets and capital structure of the KRONES GROUP in € m

IFRS	30.06.2007	31.12.2006	31.12.2005	31.12.2004
Long-term assets	433	430	403	382
of which fixed assets	389	374	357	335
Short-term assets	1,146	1,042	880	828
of which liquid funds	54	58	57	75
Stockholders' equity	653	629	572	526
Outside capital	926	843	711	684
Long-term liabilities	148	147	155	151
Short-term liabilities	778	696	556	533
Balance sheet total	**1,579**	**1,472**	**1,283**	**1,210**

The 14.5% increase in sales during the year's first half led to a higher balance sheet total in the KRONES GROUP. At the end of June 2007, this was 7.2% up on the figure for 31.12.2006, at € 1,578.8 m.

On the asset side, the long-term assets showed a slight rise compared to the 2006 balance sheet reporting date, from € 429.7 m to € 433.0 m. The tangible assets, by far the largest item under fixed assets, totalled € 320,3 m on 30 June 2007, 4.8% up on the equivalent figure at the end of 2006.

The short-term assets were up by 9.9%, at € 1,145.8, reflecting an increase in inventories (+14.3%) and in trade receivables (+6.1%). The significant increase in inventories must be seen against the background of high values for order bookings and order backlog.

On 30 June 2007, the KRONES GROUP possessed liquid funds amounting to € 53.8 m (31.12.2006: € 57.7 m).

On the equity and liabilities side, the long-term liabilities, at € 147.8 m (31.12.2006: € 147.6 m), remained almost unchanged. The short-term liabilities, by contrast, rose by 11.8% to reach € 777.8 m, an increase primarily attributable to higher advances from customers and the utilisation of bank debts.

With an equity ratio of 41.4% (31.12.2006: 43.8%), affected in the year's second quarter by the dividend payout amounting to € 16.8 m, KRONES continues to possess a solid capital structure, and enjoys sufficient freedom of action for financing its future growth.



Report from the segments

Sales at the KRONES GROUP by segments


Machines and lines for product filling and dressing
84.5% (€ 890.2 m)
Machines and lines for beverage production/ process technology
11.9% (€ 125.8 m)
Machines and lines for the lower output range (KOSME)
3.6% (€ 37.9 m)

Sales as per 30 June 2007: € 1.053.9 m


Machines and lines for product filling and dressing
88.5% (€ 814.9 m)
Machines and lines for beverage production/ process technology
7.1% (€ 65.3 m)
Machines and lines for the lower output range (KOSME)
4.4% (€ 40.2 m)

Sales as per 30 June 2006: € 920.4 m

In our core »Machines and Lines for Product Filling and Dressing« segment, KRONES' sales in the first half of 2007 were up by 9.2% on a like-for-like basis, at € 890.2 m. The year's first six months saw an unbroken trend towards more beverages being bottled in PET containers. This showed up in the figures at Plastics Technology, which offers KRONES machines for producing PET bottles and the associated bottling lines. The segment's share of consolidated sales came to 84.5% during the period under review (preceding year: 88.5%).

In its »Machines and Lines for Beverage Production/Process Technology« segment, KRONES achieved a quantum leap in terms of sales to reach € 125.8 m (+92.6%) in the first six months of 2007, a rise attributable firstly to major orders from Scandinavia, where breweries are replacing or upsizing their capacities, and secondly to the good performance of our recently founded division offering process technology for soft drinks and milk, such as lines for ultra-high-temperature treatment and pasteurisation for extending milk's shelf-life. The segment contributed 11.9% (preceding year: 7.1%) to the group's total sales during the year's first half.

In our smallest segment »Machines and Lines for the Lower Output Range (KOSME)«, earnings fell during the year's first half by 5.7% compared with the preceding year, to € 37.9 m. The figures were adversely affected by the market's current preference for machines and lines from the higher output categories. Nonetheless, in the long term it is important for KRONES to be able to offer lines for clients in the lower output range as well. The segment's contribution to consolidated sales came to 3.6% (preceding year: 4.4%).

Results at the segments

Pretax earnings (EBT) at our most profitable segment »Machines and Lines for Product Filling and Dressing« rose by 30.4% in the first half of 2007 to reach € 76.3 m. The improved pricing quality was paramount in ensuring that the pretax return on sales increased to 8.6% from 7.2% in the preceding year.

EBT in the »Machines and Lines for Beverage Production/Process Technology« Segment, by contrast, fell from minus € 1.0 m to minus € 2.4 m. Since we do not as yet possess a full product range in the category of process technology for soft drinks and milk, the proportion of low-margin business with outsourced merchandise was still relatively high in the year's first half. We remain confident that the segment will develop more positively over 2007 as a whole.

The result at our »Machines and Lines for the Lower Output Range (KOSME)« segment was also hit by the decrease in sales already described. EBT fell during the year's first six months on a like-for-like basis to € 1.8 m while the EBT margin decreased from 6.7% to 4.8%.

Machines and Lines for Product Filling and Dressing	H2 2007	H2 2006	H2 2005
EBIT	73.9	57.6	55.2
EBT	76.3	58.5	55.6
ROS	8.6%	7.2%	8.0%

Machines and Lines for Beverage Production/Process Technology	H2 2007	H2 2006	H2 2005
EBIT	-2.4	-1.0	-3.0
EBT	-2.4	-1.0	-3.0
ROS	-1.9%	-1.5%	-3.2%

Machines and Lines for the Lower Output Range (KOSME)	H2 2007	H2 2006	H2 2005
EBIT	2.2	2.9	0.8
EBT	1.8	2.7	0.6
ROS	4.8%	6.7%	1.8%

The KRONES stock

The price continues to rally

Investors repaid KRONES' good operative performance in the first half of 2007 with significantly rising share prices. At € 172.40, the XETRA closing price on 30 June was almost 48.8% higher than at the beginning of the year. The MDAX rose by 17.2% in the same period. During the second quarter of 2007, the KRONES stock rose by about 17,5%, the MDAX by 8%.

The Executive Board's declared goal is for the stock to remain permanently listed on the MDAX. KRONES accordingly intensified still further its investor relations activities during the year's second quarter. The company provided presentations for investors in several international road-shows – not least in Frankfurt, Vienna, Zürich, London, Dublin and Milan. In addition, the management conducted about 30 one-to-one meetings with fund managers and analysts.

KRONES' AGM was held on 20 June 2007, and approved distribution of a dividend amounting to € 1.60 (preceding year: € 1.40) per share, plus a stock split in a ratio of 1:3 (for each KRONES share, the stockholder receives another two). This initiative, scheduled to take effect in August, aims to boost trading in our stock, and render it more attractive to private investors.

The KRONES stock since the beginning of 2007


185.00
180.00
175.00
170.00
165.00
160.00
155.00
150.00
145.00
140.00
135.00
130.00
125.00
120.00
115.00
January
February
March
April
May
June
July
KRONES share
MDAX



Outlook

With the sales and earnings achieved in the first half of 2007, we have come a good deal closer to our targets for the 2007 business year. KRONES is benefiting from the auspicious cyclical climate. In addition, our strong position as a provider of holistically conceived job packages is paying off. Demand for our products from Germany and abroad is expected to continue high over the rest of the year.

We anticipate that in the 2007 business year our sales will for the first time significantly exceed € 2 bn. But the focus continues to be not only on sales growth alone, but also on profitability. We have already upgraded our corporate efficiency, and will be continually improving our internal processes. The markets have developed better in recent months than in past years, and we expect market developments to be satisfactory over the remainder of the year as well.

In the ongoing business year, KRONES is aiming for a significant improvement in earnings before taxes. Return on sales before taxes should reach more than 7%. For the return on capital employed (ROCE), we are targeting 20%.

Worldwide trends for beverage packaging – growth 2003 to 2015 in bn pcs.


Carton +4% p.a.
2003
127
2007
149
2011
174
2015
203
Cans +1% p.a.
2003
236
2007
265
2011
262
2015
257
Glass 0% p.a.
2003
284
2007
298
2011
294
2015
290
PET +9% p.a.
2003
205
2007
285
2011
401
2015
565

Source: PCI, Canadean, Mercer, GDA, Tetra, KRONES





KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	30 June 2007		31 December 2006	
	in € m	in € m	in € m	in € m
Intangible assets	53.9		53.6	
Property, plant and equipment	320.3		305.5	
Financial assets	15.1		15.0	
Property, plant and equipment, intangible assets, and financial assets	**389.3**		**374.1**	
Deferred tax assets	6.9		5.8	
Trade receivables	21.2		34.0	
Current tax receivables	14.8		14.9	
Other assets	0.8		0.9	
Non-current assets		**433.0**		**429.7**
Inventories	442.4		387.1	
Trade receivables	573.8		540.9	
Current tax receivables	2.4		2.0	
Other assets	73.4		54.9	
Cash and cash equivalents	53.8		57.7	
Current assets		**1,145.8**		**1,042.6**
Total		**1,578.8**		**1,472.3**

Equity and liabilities	30 June 2007		31 December 2006	
	in € m	in € m	in € m	in € m
Equity		**653.2**		**628.7**
Provisions for pensions	71.6		70.8	
Deferred tax liabilities	13.5		8.7	
Other provisions	44.9		45.2	
Liabilities to banks	0.8		0.8	
Trade payables	0.1		0.4	
Other financial liabilities	7.3		12.7	
Other liabilities	9.6		9.0	
Non-current liabilities		**147.8**		**147.6**
Other provisions	107.8		92.3	
Provisions for taxes	30.5		30.7	
Liabilities to banks	67.2		0.1	
Advance payments received	214.3		190.2	
Trade payables	156.4		154.2	
Current tax liabilities	0.3		2.7	
Other financial liabilities	27.4		25.9	
Other liabilities and accruals	173.9		199.9	
Current liabilities		**777.8**		**696.0**
Total		**1,578.8**		**1,472.3**

Consolidated income statement

	2007	2006	Change
	1 Jan – 30 June	1 Jan – 30 June	
	in € m	in € m	%
Sales revenues	**1,053.9**	**920.4**	**14.5**
Changes in inventories of finished goods and work in progress	43.7	13.9	
Total operating revenue	**1,097.6**	**934.3**	**17.5**
Goods and services purchased	–574.2	–460.0	24.8
Personnel expenses	–300.5	–283.4	6.0
Other operating income/expenses and capitalised development costs	–127.0	–107.2	18.5
Depreciation, amortisation, and write-downs on non-current assets	–22.2	–24.2	–8.3
EBIT	**73.7**	**59.5**	**23.9**
Net financial income/expense	2.0	0.7	
Earnings before taxes	**75.7**	**60.2**	**25.7**
Taxes on income	–28.1	–22.1	27.1
Net income	**47.6**	**38.1**	**24.9**
Profit share of minority interests	0.5	0.5	
Profit share of shareholders of KRONES GROUP	47.1	37.6	
Earnings per share (diluted/basic) in €	4.47	3.57	

	2007	2007	Change
	2nd quarter	2nd quarter	
	in € m	in € m	%
Sales revenues	**548.9**	**468.8**	**17.1**
Changes in inventories of finished goods and work in progress	10.3	6.8	
Total operating revenue	**559.2**	**475.6**	**17.6**
Goods and services purchased	–286.1	–238.7	19.9
Personnel expenses	–151.5	–143.9	5.3
Other operating income/expenses and capitalised development costs	–72.6	–50.8	42.9
Depreciation, amortisation, and write-downs on non-current assets	–11.2	–11.8	–5.1
EBIT	**37.8**	**30.4**	**24.3**
Net financial income/expense	1.8	–0.7	
Earnings before taxes	**39.6**	**29.7**	**33.3**
Taxes on income	–14.9	–10.7	39.3
Net income	**24.7**	**19.0**	**30.0**
Profit share of minority interests	0.4	0.2	
Profit share of shareholders of KRONES GROUP	24.3	18.8	
Earnings per share (diluted/basic) in €	2.31	1.79	

Consolidated cash flow statement

	2007 6 months in € m	2006 6 months in € m
Earnings before taxes	**75.7**	**60.2**
Depreciation and amortisation (reversals)	22.2	24.2
Increase in provisions	11.9	36.0
Deferred tax item changes recognised in income	3.7	1.6
Interest expenses and interest income	-1.2	-0.3
Proceeds and losses from the disposal of non-current assets	-0.2	-0.2
Other non-cash income and expenses	-3.9	-0.6
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	-99.1	-113.1
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-17.8	-41.7
Cash generated from operating activities	**-8.7**	**-33.9**
Interest paid	-0.8	-1.2
Income taxes paid and refunds received	-8.4	-7.7
Cash flow from operating activities	**-17.9**	**-42.8**
Cash payments to acquire intangible assets	-7.5	-8.6
Proceeds from the disposal of intangible assets	0.1	0.2
Cash payments to acquire property, plant and equipment	-30.1	-27.6
Proceeds from the disposal of property, plant and equipment	0.4	0.8
Cash payments to acquire financial assets	-0.1	0.0
Cash payments to acquire shares in associated enterprises	0.0	-3.5
Interest received	0.5	1.5
Cash flow from investing activities	**-36.7**	**-37.2**
Cash payments to company owners	-16.8	-14.7
Proceeds from new borrowing	67.1	51.9
Cash payments to pay lease liabilities	-0.2	-0.2
Cash flow from financing activities	**50.1**	**37.0**
Net change in cash and cash equivalents	-4.5	-43.0
Change in cash and cash equivalents arising from exchange rates	0.6	1.4
Cash and cash equivalents at the beginning of the period	**57.7**	**56.5**
Cash and cash equivalents at the end of the period	**53.8**	**14.9**

Consolidated statement of changes in equity

	Parent company						
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2005	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**105.0**	**568.6**
Dividend payment (€1.40 per share)						-14.7	**-14.7**
Consolidated net income H1 2006						37.6	**37.6**
Allocation to retained earnings			9.5			-9.5	**0.0**
Currency differences				-2.7			**-2.7**
Changes in the consolidated group			-2.3				**-2.3**
Hedge accounting					1.9		**1.9**
At 30 June 2006	**26.9**	**103.7**	**337.3**	**1.5**	**0.6**	**118.4**	**588.4**
Consolidated net income H2 2006						39.7	**39.7**
Allocation to retained earnings			25.4			-25.4	**0.0**
Currency differences				-2.1			**-2.1**
Changes in the consolidated group			-0.1				**-0.1**
Hedge accounting					0.2		**0.2**
At 31 December 2006	**26.9**	**103.7**	**362.6**	**-0.6**	**0.8**	**132.7**	**626.1**
Dividend payment (€1.60 per share)						-16.8	**-16.8**
Consolidated net income H1 2007						47.0	**47.0**
Allocation to retained earnings			30.0			-30.0	**0.0**
Currency differences				-6.0			**-6.0**
Hedge accounting					-0.3		**-0.3**
At 30 June 2007	**26.9**	**103.7**	**392.6**	**-6.6**	**0.5**	**132.9**	**650.0**

Minority interests	Group equity
Equity	
in € m	in € m
3.3	571.9
	-14.7
0.5	38.1
	0.0
	-2.7
-1.2	-3.5
	1.9
2.6	591.0
-0.3	39.4
	0.0
	-2.1
0.3	0.2
	0.2
2.6	628.7
	-16.8
0.6	47.6
	0.0
	-6.0
	-0.3
3.2	653.2

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	6 months	6 months	6 months	6 months	6 months	6 months	6 months	6 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	890.2	814.9	125.8	65.3	37.9	40.2	1,053.9	920.4
EBIT	73.9	57.6	-2.4	-1.0	2.2	2.9	73.7	59.5
Employees at 30 June*	8,067	7,791	541	570	478	423	9,086	8,784
Return on sales (ROS)**	8.6%	7.2%	-1.9%	-1.5%	4.8%	6.7%	7.2%	6.5%

* Consolidated group ** Basis: EBT

Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 June 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 37.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 30 June 2007 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

- **Currency translation**

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 June2007	31 Dec 2006	2007	2006
US dollar	USD	1.350	1.318	1.329	1.228
British pound	GBP	0.673	0.672	0.675	0.687
Swiss franc	CHF	1.665	1.608	1.632	1.561
Danish krone	DKK	7.443	7.456	7.450	7.460
Canadian dollar	CAD	1.424	1.529	1.507	1.399
Japanese yen	JPY	166.620	156.700	159.490	142.045
Brazilian real	BRL	2.597	2.814	2.713	2.685
Chinese renminbi (yuan)	CNY	10.271	10.292	10.245	9.858
Mexican peso	MXN	14.573	14.304	14.537	13.333

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«).

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14—50
Technical equipment and machines	5—15
Furniture and fixtures and office equipment	3—15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**
  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Segment reporting**
  Intersegment transfers are conducted under the same conditions as transfers among third parties.

- **Standards interpretations not prematurely applied:**
  The following standards, interpretations and changes have been issued by the IASB and approved by the European Union; however, their use is not yet mandatory, and is not applicable to the interim consolidated financial statements of KRONES AG:
  - IFRIC 11 »IFRS 2 – Group and Treasury Share Transactions«

- **Statement as required under §37w Para. 5 WpHG (German Securities Trading Act)**
  The half-year financial statements and the interim management report have not been subjected to an auditor's scrutiny nor audited in accordance with § 317 HGB (German Commercial Code).

Responsibility statement by management

- **Statement as required under §37y WpHG in conjunction with §37w Para. 2 No. 3 WpHG (German Securities Trading Act)**
  »To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.«

Volker Kronseder
Executive Board Chairman

Hans-Jürgen Thaus
Deputy Executive Board Chairman

Shareholdings

Name and location of the company	Share in capital in %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
■ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
■ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
■ KRONES Nordic ApS, Holte, Denmark	100.00
■ SANDER HANSEN A/S, Holte, Denmark	100.00
■ KRONES S.A.R.L., Lyon, France	100.00
■ KRONES UK LTD., Bolton, UK	100.00
■ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
■ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES O.O.O., Moscow, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	100.00
■ KRONES S.R.O., Prague, Czech Republic	100.00
■ KOSME S.R.L., Roverbella, Italy	70.00
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hongkong, China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Columbia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00



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